SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

REDIFF.COM INDIA LIMITED

(Name of Issuer)

Equity Shares, Rs. 5 Par Value

(Title of Class of Securities)

757479100

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

February 17, 2010

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 757479100	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

.

SCHEDULE 13D

CUSIP No. 757479100	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned by Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 757479100	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Warburg, Pincus Equity Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 757479100	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Warburg, Pincus Ventures International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

.

SCHEDULE 13D

CUSIP No. 757479100	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Queenswood Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D filed on December 29, 2000, as amended by Amendment No. 3, filed on May 29, 2003, as amended by Amendment No. 2, filed on May 22, 2003, as amended by Amendment No. 1-A, filed on July 16, 2001, which amended and restated Amendment No. 1, filed on July 13, 2001, to the Schedule 13D (as so amended, the “Schedule 13D”) on behalf of Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated entities “WPEP”), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership (“WPVI”), and Queenswood Investments Ltd., a Mauritius corporation (“Queenswood” and, together with WP, WP LLC, WPEP and WPVI, the “Warburg Pincus Reporting Entities”). Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Reporting Persons.  This Amendment No. 4 to the Schedule 13D relates to the equity shares, par value Rs. 5, of Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India (the “Company”). Unless the context otherwise requires, references herein to the “Equity Shares” are to the equity shares of the Company, par value Rs. 5 per share.

Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

The address of the principal business and principal office of WP, WP LLC, WPEP, WPVI, those persons listed in Schedule I attached to this Amendment No. 4, and those United States citizens listed in Schedule II attached to this Amendment No. 4 is 450 Lexington Avenue, New York, New York 10017. The address of the principal business and principal office of Queenswood and those non-United States citizens listed in Schedule II attached to this Amendment No. 4 is c/o Warburg Pincus Asia Ltd., 8th Floor, Newton Tower, Sir William Newton Street, Port Louis, Republic of Mauritius.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph after the fourth paragraph:

Pursuant to a letter agreement, dated February 17, 2010 (the “Agreement”), by and between Queenswood and Edelweiss Finance & Investments Limited, a company with limited liability incorporated under the laws of the Republic of India (the “Purchaser”), on February 17, 2010 Queenswood sold to the Purchaser 2,008,000 Equity Shares at a price per share of $4.00 for an aggregate purchase price of $8,032,000. As a result, the Warburg Pincus Reporting Entities no longer beneficially own any Equity Shares.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is incorporated in this Amendment No. 4 by reference to Exhibit 99.1 to this Amendment No. 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) are amended and restated in their entirety as follows:

(a)         As a result of selling 2,008,000 Equity Shares pursuant to the Agreement, the Warburg Pincus Reporting Entities no longer own any Equity Shares of the Company.

(b)       As a result of selling 2,008,000 Equity Shares pursuant to the Agreement, the Warburg Pincus Reporting Entities no longer own any Equity Shares of the Company. As such, the Warburg Pincus Reporting Entities no longer have voting or dispositive power over any Equity Shares.

(c)       Except for the transactions described in Item 4, during the last sixty days there were no transactions effected by the Warburg Pincus Reporting Entities or by any of the persons set forth on Schedules I and II to the Schedule 13D.

(e)       As a result of selling 2,008,000 Equity Shares pursuant to the Agreement, the Warburg Pincus Reporting Entities ceased to be the beneficial owners of more than five percent of the outstanding Equity Shares.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following at the end of the discussion:

As described in Item 4 hereto, pursuant to the Agreement, Queenswood sold 2,008,000 Equity Shares owned by Queenswood to the Purchaser on February 17, 2010. The information set forth in Item 4 with respect to the Agreement is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Letter Agreement, dated as of February 17, 2010, by and between Queenswood and Edelweiss Finance & Investments Limited.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2010	QUEENSWOOD INVESTMENTS LTD.

By: /s/ Tara O'Neill
Name: Tara O'Neill
Title: Authorized Signatory
Dated: February 17, 2010	WARBURG, PINCUS EQUITY
PARTNERS, L.P.

By:      Warburg Pincus Partners, LLC,
its General Partner

By:	Warburg Pincus & Co.,

its Managing Member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner
Dated: February 17, 2010	WARBURG, PINCUS VENTURES
INTERNATIONAL, L.P.

By:      Warburg Pincus Partners, LLC,
its General Partner

By:	Warburg Pincus & Co.,

its Managing Member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: February 17, 2010	WARBURG PINCUS & CO.

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner
Dated: February 17, 2010	WARBURG PINCUS LLC

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
                                                                                                                Title: Managing Director

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Dai Feng	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*

Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**
Warburg Pincus 2006 Limited Partnership**
Warburg Pincus 2007 Limited Partnership**

_____________________

*	New York limited partnership; primary activity is ownership interest in WP
**	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Miao Chi (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (3)	Member and Managing Director of WP LLC
Dai Feng	Member and Managing Director of WP LLC; Partner of WP
Robert Feuer (4)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Rajesh Khanna (5)	Member and Managing Director of WP LLC
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia (5)	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (5)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (2)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (3)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (1)	Member and Managing Director of WP LLC
Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of Hong Kong
(2)	Citizen of Canada
(3)	Citizen of United Kingdom
(4)	Citizen of Hungary
(5)	Citizen of India
(6)	Citizen of Italy

As of February 1, 2010

Schedule II

Set forth below is the name, position and present principal occupation of each of the executive officer and director of Queenswood Investments Ltd. (“Queenswood”). Except as otherwise indicated, the business address of each of such persons is c/o Warburg Pincus Asia Ltd., 8th Floor, Newton Tower, Sir William Newton Street, Port Louis, Republic of Mauritius, and each person is a citizen of Mauritius.

As used below, “WP” shall mean Warburg Pincus & Co. and “WP LLC” shall mean Warburg Pincus LLC. Business address of WP and WP LLC is 450 Lexington Avenue, New York, NY 10017

OFFICERS AND DIRECTORS OF QUEENSWOOD

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH QUEENSWOOD
Timothy J. Curt (1)	Partner of WP; Member and Managing Director of WP LLC
Tara O'Neill (1)	Director
Sharmila Baichoo	General Manager
Steven Robert Flynn (2)	Chartered Accountant
Gyaneshwarnath Gowrea	Director of Tax

(1) – Citizen of the United States

(2) – Citizen of United Kingdom